Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-117756
                                                                  August 6, 2004

                                   PROSPECTUS

                                INNOVO GROUP INC.
                            5804 EAST SLAUSON AVENUE
                           COMMERCE, CALIFORNIA 90040

                                  COMMON STOCK

        5,170,685 SHARES OF COMMON STOCK OFFERED BY SELLING STOCKHOLDERS

      You should read this prospectus carefully before you invest in our common stock offered hereby.

      This prospectus registers for resale up to 5,170,685 shares of our common stock which may be offered from time to time by the stockholders listed beginning on page 16 of this prospectus. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders, except for payments received in connection with the exercise of warrants held by certain of the selling stockholders. Any payments received by us upon the exercise of the warrants will be used for working capital and other general corporate purposes.

      Our common stock is traded on the Nasdaq SmallCap Market under the symbol "INNO."

      The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See "Plan of Distribution" beginning on page 17 for more information about how a selling stockholder may sell its shares of common stock. We will not be paying any underwriting discounts or commissions in this offering.

      On July 28, 2004, the last reported sale price of the common stock on the Nasdaq SmallCap Market was $1.32 per share. See "Price Range of Common Stock." You should obtain a current market price quotation before you buy any of the offered shares.

      The securities offered by this prospectus involve a high degree of risk. You should carefully consider the factors described under the heading "Risk Factors" beginning on page 5 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is August 6, 2004.

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                                TABLE OF CONTENTS

                                                                            Page

Prospectus summary............................................................1
Risk factors..................................................................5
Use of proceeds...............................................................15
Dividend policy...............................................................15
Selling stockholders..........................................................16
Plan of Distribution..........................................................17
Description of capital stock..................................................18
Legal matters.................................................................19
Experts.......................................................................19
Where you can find more information...........................................20
Forward-looking statements....................................................21

      In connection with this offering, no person is authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

      We are not making any representation to any purchaser of the common stock regarding the legality of an investment in the common stock by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the common stock.

                                 ---------------

      In this prospectus, when we to refer to Innovo Group Inc. and its subsidiaries, we use the terms "Innovo Group," "we," "our" and "us" when we do not need to distinguish among these entities or their predecessors or when any distinction is clear from the context.

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                               PROSPECTUS SUMMARY

      You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes incorporated herein by reference to this prospectus.

                                  Our Business

      Our principal business activity involves the design, development and worldwide marketing of high quality consumer products for the apparel and accessory markets. We do not manufacture any apparel or accessory products but outsource the manufacturing to third parties; however, we may, from time to time at our cost, produce sample apparel and accessory products for new or existing customers or internal use. We sell our products to a large number of different retail, distributors and private label customers around the world. Retail customers and distributors purchase finished goods directly from us. Retail customers then sell the product through their retail stores and distributors sell our products to retailers in the international marketplace. Private label customers outsource the production and sourcing of their private label products to us and then sell through their own distribution channels. Private label customers are generally retail chains who desire to sell apparel and accessory products under their own brand name. We work with our private label customers to create their own brand image by custom designing products. In creating a unique brand, our private label customers may provide samples to us or may select styles already available in our showrooms. We believe we have established a reputation among these private label buyers for the ability to arrange for the manufacture of apparel and accessory products on a reliable, expeditious and cost-effective basis. Our branded label products, which include accessories and apparel, are designed, developed and marketed by us internally pursuant to the license agreement under which we have licensed the brand and/or mark or as company-owned brands, such as indie(TM) for apparel and Friendship(TM) and Clear Gear(TM) for accessories. We then outsource the manufacturing and distribution of the branded products. We sell our branded products to the retail customers or distributors. We are then obligated to pay a certain percentage of royalties on our net sales of the branded products to the licensor, if it is a licensed product. Since the beginning of the second quarter of fiscal 2004, we reduced our non-denim branded apparel operations by the termination of license agreement for Fetish(TM) and Hot Wheels(R) apparel and the cessation of production for Shago(R) apparel. Without these non-denim branded apparel licenses, as well as their respective royalty obligations, we have been able to reduce our headcount and shift our resources to return our focus to denim and denim-related apparel and accessories. While there can be no assurance that this shift in focus back to our core products will result in profitability, we believe that these changes represent steps for growth and profitability in areas of proven ability. We continue to retain our branded accessory licenses, as well as our licenses for our branded denim and denim-related apparel, such as Joe's Jeans(R), Betsey Johnson(R) and our Joe's Jeans new line, indie(TM).

      We operate our consumer products business through three wholly-owned operating subsidiaries, Innovo, Inc., or Innovo, Joe's Jeans, Inc., or Joe's, and Innovo Azteca Apparel, Inc., or IAA. Our products are currently manufactured by independent contractors located in Los Angeles, California, Mexico and Asia, including, Hong Kong, China, Korea, Vietnam and India. The products are then distributed out of our warehouse facilities located in Los Angeles or directly from the factory to the customer. For the three months ended May 29, 2004, or second quarter of fiscal 2004, approximately 22% of our apparel and accessory products were manufactured outside of North America. The rest of our accessory and apparel products in the second quarter of fiscal 2004 were manufactured in the United States (approximately 14%) and Mexico (approximately 64%). All of our products manufactured in Mexico are manufactured by Azteca Productions International, Inc., or Azteca, and/or its affiliates, as discussed below. Azteca is controlled by two of our significant stockholders, Hubert Guez and Paul Guez.

      Our operations are comprised of two reportable segments: apparel and accessory, with the operations of our Joe's and IAA subsidiaries representing the apparel segment and our Innovo subsidiary conducting business in the accessory segment. Segment revenues are generated from the sale of consumer products by Joe's, IAA and Innovo. Our corporate activities are represented by the operations of Innovo Group Inc., our parent company, or IGI, and our real estate operations are conducted through our wholly-owned subsidiaries, Leasall Management, Inc., or Leasall, and Innovo Realty, Inc., or IRI. Our real estate operations do not currently require a substantial allocation of our resources and are not a significant part of our management's daily operational functions. Thus, our real estate operations are not currently defined as a distinct operating segment, but are classified as "other" along with our other corporate activities.

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      Strategic relationship with two of our significant stockholders, Hubert
Guez and Paul Guez, and affiliated companies

      Beginning in the summer of 2000, we entered into a series of transactions with two of our significant stockholders, Hubert Guez and Paul Guez, or collectively, the Guez Brothers, and/or their affiliated companies, such as Azteca Production International, Inc., or Azteca, and/or Commerce Investment Group LLC, or Commerce. The Guez Brothers and their affiliated companies have in the aggregate more that 50 years of experience in the apparel industry with a specialty in denim apparel and related products. As discussed in greater detail below, our strategic relationship with the Guez Brothers and their affiliated companies has had many tangible benefits for us.

      Our relationship with the Guez Brothers began in the summer of 2000 when the Guez Brothers through their affiliated company, Commerce, which the Guez Brothers control, invested in our company. Pursuant to a stock and warrant purchase agreement, Commerce acquired 2,863,637 shares of our common stock and 3,300,000 common stock purchase warrants. An investor rights agreement also provides Commerce with a contractual right to nominate three individuals to our board of directors. Commerce has not exercised this right at this time. Based on a Schedule 13D/A filed with the Securities and Exchange Commission, or SEC, on May 18, 2004 and a Form 4 filed on May 20, 2004, by Commerce, the Guez Brothers and/or their affiliates, they beneficially own in the aggregate approximately 24.98% of our common stock.

      As part of Commerce's equity investment in our company, we entered into several other arrangements with Commerce in order to reduce our manufacturing and distribution costs and to increase the effectiveness and capacity of our distribution network. Pursuant to a supply agreement and distribution agreement with Commerce, we agreed to purchase all of our accessory products, which at the time primarily consisted of denim tote bags and aprons, from Commerce and to have Commerce distribute these products out of its Los Angeles distribution facility. Commerce manufactures our accessory products out of its facilities in Mexico. These agreements were renewed in August 2002 for an additional two-year term and are automatically renewed for additional two-year terms unless terminated by either party with 90 days notice.

      Our strategic relationship with Commerce allowed us to close our domestic manufacturing and distribution facilities and to move forward with diversifying our product mix and offerings to include apparel products in addition to accessory products. In an effort to enter the apparel market quickly and efficiently we, through IAA, acquired Azteca's knit apparel division in August 2001 in exchange for 700,000 shares of our common stock and promissory notes in the amount of $3.6 million.

      In February 2001, we continued to expand our apparel business by acquiring a ten-year license for the "Joe's" and "Joe's Jean's" brands from JD Design, LLC and forming our Joe's subsidiary. This license agreement enables Joe's to create, design and market high-end denim apparel products. Our strategic relationship with the Guez Brothers allowed us to quickly and efficiently capitalize on this license and enter into the denim apparel market by outsourcing the manufacture and distribution of the denim apparel products created pursuant to the license to Commerce and its affiliates.

      During fiscal 2001 and 2002, the combined accessory and denim apparel products purchased from and other services provided by Commerce and/or its affiliates were approximately $5.7 million and $16.0 million, respectively, or 90% and 80%, respectively, of our manufacturing and distribution costs for such periods. During fiscal 2003, our dependence on Commerce and its affiliates decreased for these services but still constituted 68% of our manufacturing and distribution costs for fiscal 2003, or approximately $47.9 million of accessory, craft and denim apparel products from and other services provided by Commerce and/or its affiliates. Although we now use additional suppliers to meet our needs, we intend to continue to take advantage of Commerce's expertise with denim products so long as we believe it is in our best interest.

      To further solidify our presence in the apparel market and enhance and complement our existing private label business, in July 2003, we, through IAA, entered into an asset purchase agreement, or Blue Concept APA, with Azteca and the Guez Brothers to acquire the Blue Concept Division from Azteca in exchange for a seven-year convertible promissory note, subject to adjustment, or the Blue Concept Note, in the original principal amount of $21.8 million dollars. In connection with the acquisition of the Blue Concept Division, we obtained the rights relating to the design, manufacture and wholesaling of denim jeans to American Eagle Outfitters, Inc., or AEO. On March 5, 2004, our stockholders approved the conversion of $12.5 million of principal amount of the convertible promissory note into 3,125,000 shares of our common stock initially, with the potential issuance of up to 1,041,667 additional shares of our common stock upon the occurrence of certain contingencies described in the Blue Concept APA. As a result of this conversion, the Blue Concept Note has been reduced to $9.3 million. In addition, as part of the transaction, we entered into another supply agreement with an Azteca affiliate to purchase products to be sold by our Blue Concept Division.

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      We have continued to expand our denim product mix by entering into an assignment with Blue Concept LLC, which is controlled by Paul Guez, for all the rights, benefits and obligations of a license agreement between Blue Concept LLC and B.J. Vines, Inc., the owner of the Betsey Johnson(R) brand, for exclusive right to design, market and distribute women's jeans and coordinating denim related apparel, such as t-shirts and tops under the Betsey Johnson(R) brand name in the United States, its territories and possessions, and Canada. We did not compensate Paul Guez for this assignment.

      On February 16, 2004, Joe's entered into a Master Distribution Agreement, or MDA, with Beyond Blue, Inc., or Beyond Blue, whereby Joe's granted Beyond Blue exclusive distribution rights for Joe's products outside the United States. Beyond Blue, a Los Angeles-based company that specializes in international consulting, distribution and licensing for apparel products, secured an exclusive right to distribute Joe's products outside the United States, subject to current license agreements such as the license with Itochu and Joe's Canadian distributor remaining in place.

      In June 2004, we announced that our Joe's subsidiary was designing and developing a new denim line under the brand name indie(TM). Our indie(TM) collection will initially include women's denim jeans and skirts, tops and jackets, with the first collection expected to be available to limited retailers for the Fall/Holiday season 2004 and full availability in Spring 2005. The focus of the indie(TM) collection will be on the price conscious consumer with a desire for quality and style at retail price points between $78 and $88 for the collection.

      During fiscal 2003, we moved our headquarters and principal executive offices from 5900 S. Eastern Avenue, Suite 120, Commerce, California 90040 to 5804 East Slauson Avenue, Commerce, California 90040. The 5804 East Slauson Avenue space is utilized under a verbal agreement with Azteca, pursuant to which we pay to Azteca a fee for allocated expenses associated with our use of office and warehouse space and expenses incurred in connection with maintaining such office and warehouse space. These allocated expenses include, but are not limited to: rent, security, office supplies, machine leases and utilities. In addition, we have verbal agreements with Azteca and/or its affiliates regarding the supply and distribution of other denim-related apparel products we sell.

Other Third Party Manufacturers

      As discussed above, historically, we have primarily used Commerce and its affiliates for our manufacturing needs. In fiscal 2003, we significantly diversified our apparel products to include a wider array of products, including, but not limited to, denim products. These non-denim products, as well as some denim products, are purchased from third party independent suppliers, including Commerce and/or its affiliates. While we now use numerous suppliers to meet our needs, we intend to continue to take advantage of Commerce's and its affiliates' expertise with denim products when it is in our best interest to do so.

          -----------------------------------------------------------

      We are incorporated under the laws of the State of Delaware. Our corporate headquarters are located at 5804 East Slauson Avenue, Commerce, California, 90040. Our telephone number is (323) 725-5516. We also have operational offices and/or showrooms in Los Angeles, New York, Knoxville and Hong Kong and third party showrooms in New York, Los Angeles, Tokyo and Paris. Although we maintain a website at www.innovogroup.com, we do not intend that the information available through our website be incorporated into this prospectus. For additional information about us and our businesses, see "Where You Can Find More Information."

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                                  The Offering

Issuer.................................       Innovo Group Inc.

Common stock offered by the
selling stockholders (1)...............       5,170,685

Common stock outstanding before
and after the offering (2).............       29,090,390 (excludes 75,960 shares
                                              held as treasury shares, which are
                                              issued but not outstanding)

Use of Proceeds........................       We will not receive any proceeds
                                              from this offering, except we may
                                              receive proceeds from the exercise
                                              of warrants held by selling
                                              stockholders offered hereby.

Registration Rights....................       We have agreed to use all
                                              reasonable efforts to keep the
                                              shelf registration statement, of
                                              which this prospectus forms a
                                              part, effective until the earlier
                                              of:

                                              o     the first anniversary of the
                                                    declaration by the SEC that
                                                    the shelf registration
                                                    statement is effective;

                                              o     the sale of all of the
                                                    shares of common stock
                                                    covered by the shelf
                                                    registration statement; and

                                              o     the expiration of the
                                                    holding period applicable to
                                                    the shares of common stock
                                                    held by non-affiliates of
                                                    Innovo under Rule 144(k) of
                                                    the Securities Act, or any
                                                    successor provision, subject
                                                    to certain exceptions.

Trading................................       Our common stock is traded on the
                                              Nasdaq SmallCap Market under the
                                              symbol "INNO."

Risk Factors...........................       See "Risk Factors" and the other
                                              information in this prospectus for
                                              a discussion of the factors you
                                              should carefully consider before
                                              deciding to invest in our common
                                              stock.

(1) Includes 312,500 shares of common stock issuable upon the exercise of warrants and 1,733,185 shares of common stock issuable upon conversion of convertible promissory notes. 1,733,185 shares represent the estimated maximum number of shares of common stock issuable as payment of the entire outstanding principal amount, in the aggregate, of the convertible promissory notes issued to such holders in lieu of cash repayment.

(2) Assumes the sale, exercise and conversion of all of the securities being registered hereunder.

          -----------------------------------------------------------

      The outstanding share information is based on our shares outstanding as of July 29, 2004. This information excludes 2,474,828 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $2.00 per share and an aggregate of 945,172 shares of common stock available for future issuance under our 2004 Stock Incentive Plan for employees, directors and consultants as of July 29, 2004.

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                                  RISK FACTORS

      Before you invest in our common stock by purchasing shares from a selling stockholder named in this prospectus, you should be aware that there are various risks involved in investing in our common stock. We have described below all of the risks which we deem material to your investment decision. You should consider carefully these risk factors, together with all of the other information included in this prospectus and in the periodic reports we have filed with the SEC under the Securities Exchange Act of 1934, or Exchange Act, before you decide to purchase any shares of our common stock. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations.

Certain Risk Factors

Risk Factors Relating to our Common Stock

The 5,170,685 shares of our common stock registered for resale by this prospectus may adversely affect the market price of our common stock.

      As of July 29, 2004, 29,090,390 shares of our common stock were issued and outstanding, excluding 75,960 shares issued but held as treasury shares and not considered to be outstanding. This prospectus registers for resale 5,170,685 shares, or 17.77% of our outstanding common stock.

      We are unable to predict the effect that sales into the market of 5,170,685 shares may have on the then prevailing market price of our common stock. On July 28, 2004, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $1.32. During the four weeks prior to July 28, 2004, the average daily volume of trading of our common stock was 81,829 shares. It is likely that market sales of the 5,170,685 shares offered for resale pursuant to this prospectus (or the potential for those sales even if they do not actually occur) may have the effect of depressing the market price of our common stock. As a result, the potential resale and possible fluctuations in trading volume of such a substantial amount of our stock may affect the share price negatively beyond our control.

We do not anticipate paying dividends on our common stock in the foreseeable future.

      We have not paid any dividends nor do we anticipate paying any dividends on our common stock in the foreseeable future. We intend to retain earnings, if any, to fund our operations and to develop and expand our business.

We have a substantial number of authorized common and preferred shares available for future issuance that could cause dilution of our stockholder's interest and adversely impact the rights of holders of our common stock.

      We have a total of 40,000,000 shares of common stock and 5,000,000 shares of "blank check" preferred stock authorized for issuance. As of July 29, 2004, we had 10,833,650 shares of common stock and 4,806,000 shares of preferred stock available for issuance. On March 5, 2004, we held a special meeting of our stockholders to approve the conversion of $12.5 million in principal amount of indebtedness from a convertible promissory note issued in connection with the purchase of the Blue Concepts Division from Azteca into a maximum of 4,166,667 shares of our common stock. The conversion was approved by our stockholders and, as a result, Azteca has initially been issued 3,125,000 shares of our common stock, which are registered for resale in this prospectus, with the possible issuance of up to 1,041,667 additional shares of common stock upon the occurrence of certain contingencies described in the Blue Concept APA. In June 2004, we raised approximately $2.5 million through the sale and issuance of convertible promissory notes that are convertible into 1,733,185 shares of our common stock and warrants to purchase up to 312,500 shares of our common stock that are registered for resale in this prospectus. We expect to continue to seek financing which could result in the issuance of additional shares of our capital stock and/or rights to acquire additional shares of our capital stock. Those additional issuances of capital stock would result in a reduction of your percentage interest in us. Furthermore, the book value per share of our common stock may be reduced. This reduction would occur if the exercise price of the options or warrants or the conversion ratio

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of the preferred stock was lower than the book value per share of our common stock at the time of such exercise or conversion.

      The addition of a substantial number of shares of our common stock into the market or by the registration of any of our other securities under the Securities Act may significantly and negatively affect the prevailing market price for our common stock. The future sales of shares of our common stock issuable upon the exercise of outstanding warrants and options may have a depressive effect on the market price of our common stock, as such warrants and options would be more likely to be exercised at a time when the price of our common stock is greater than the exercise price.

      Our board of directors has the power to establish the dividend rates, preferential payments on any liquidation, voting rights, redemption and conversion terms and privileges for any series of our preferred stock. The sale or issuance of any shares of our preferred stock having rights superior to those of our common stock may result in a decrease in the value or market price of our common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of ownership without further vote or action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock.

We are controlled by our management and other related parties.

      As of July 29, 2004, our executive officers and directors beneficially owned approximately 21.26% of our common stock, including options exercisable within 60 days of July 29, 2004, in the aggregate. Furthermore, in connection with investments made by (1) Commerce and other investors affiliated with Hubert Guez and Paul Guez, or collectively, the Commerce Group, and (2) Mr. Joseph Mizrachi in fiscal 2000, each of the Commerce Group and Mr. Mizrachi have the right to designate three individuals and one individual, respectively, for election to our board of directors. If any or all of the Commerce Group or Mizrachi designated directors are elected, then our board has the obligation to appoint at least one Commerce and/or Mizrachi designated director to each of its committees. Based on the Schedule 13D/A filed by Messrs. Simon Mizrachi and Joseph Mizrachi on October 30, 2003, the Mizrachis beneficially owned approximately 1.2% of our shares. As of February 21, 2003, the Mizrachis ceased to be the beneficial owners of more than 5% of our securities. As discussed above in "Strategic relationship with two of our significant stockholders, Hubert Guez and Paul Guez, and affiliated companies," at a special meeting of our stockholders on March 5, 2004, our stockholders approved the conversion of the Blue Concept Note into a maximum of 4,166,667 shares of our common stock, As a result, Azteca was initially issued 3,125,000 shares of our common stock with the possible issuance of up to 1,041,667 additional shares of common stock upon the occurrence of certain contingencies described in the Blue Concept APA. Based upon a Schedule 13D/A filed by Messrs. Hubert Guez and Paul Guez on May 18, 2004 and a Form 4 filed on May 20, 2004 the Guez Brothers beneficially own approximately 24.98% of our common stock in the aggregate.

      Because of their stock ownership and/or relationships with us, the Mizrachis and the Guez Brothers have been and will continue to be in a position to greatly influence the election of our board of directors and thus control our affairs. Additionally, our bylaws limit the ability of stockholders to call a meeting of the stockholders. These bylaw provisions could have the effect of discouraging a takeover of us, and therefore may adversely affect the market price and liquidity of our securities. We are also subject to a Delaware statute regulating business combinations that may hinder or delay a change in control. The anti-takeover provisions of the Delaware statute may adversely affect the market price and liquidity of our securities.

Our common stock price is extremely volatile and may decrease rapidly.

      The trading price and volume of our common stock has historically been subject to wide fluctuation in response to variations in actual or anticipated operating results, announcements of new product lines or by us or our competitors, and general conditions in the apparel and accessory industry. In the 52 week period prior to July 29, 2004, the closing price of our common stock has ranged from $1.09 to $7.80. In addition, stock markets generally have experienced extreme price and volume trading volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may significantly and negatively affect the market price of our common stock.


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If we cannot meet the Nasdaq SmallCap Market maintenance requirements and Nasdaq rules, Nasdaq may delist our common stock, which could negatively affect the price of the common stock and your ability to sell the common stock.

      In the future, we may not be able to meet the listing maintenance requirements of the Nasdaq SmallCap Market and Nasdaq rules, which require, among other things, minimum net tangible assets of $2 million, a minimum bid price for our common stock of $1.00, and stockholder approval prior to the issuance of securities in connection with a transaction involving the sale or issuance of common stock equal to 20 percent or more of a company's outstanding common stock before the issuance for less than the greater of book or market value of the stock. If we are unable to satisfy the Nasdaq criteria for maintaining listing, our common stock would be subject to delisting. Trading, if any, of our common stock would thereafter be conducted in the over-the-counter market, in the so-called "pink sheets" or on the National Association of Securities Dealers, Inc., or NASD, "electronic bulletin board." As a consequence of any such delisting, a stockholder would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices of our common stock.

If Nasdaq delists our common stock, you would need to comply with the penny stock regulations which could make it more difficult to sell your common stock.

      In the event that our securities are not listed on the Nasdaq SmallCap Market, trading of our common stock would be conducted in the "pink sheets" or through the NASD's Electronic Bulletin Board and covered by Rule 15g-9 under the Exchange Act. Under that rule, broker/dealers who recommend these securities to persons other than established customers and accredited investors must make a special written suitability determination for the subscriber and receive the subscriber's written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5.00 per share.

      SEC regulations generally define a penny stock as any equity security that has a market price of less than $5.00 per share, with certain exceptions. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with it. If our common stock were considered a penny stock, the ability of broker/dealers to sell our common stock and the ability of our stockholders to sell their securities in the secondary market would be limited. As a result, the market liquidity for our common stock would be severely and adversely affected. We cannot assure you that trading in our securities will not be subject to these or other regulations in the future which would negatively affect the market for such securities.

Risk Factors Relating to our Operations

Due to our negative cash flows we could be required to cut back or stop operations if we are unable to raise or obtain needed funding.

      Our ability to continue operations will depend on our positive cash flow, if any, from future operations and on our ability to raise additional funds through equity or debt financing. In March 2004, we converted $12.5 million of debt issued in connection with the acquisition of the Blue Concept Division from Azteca into shares of our common stock. While this issuance of common stock resulted in existing stockholders becoming "diluted" or owning a smaller percentage of the total shares outstanding as of the date of such dilution, it reduced our long term debt by 56% and resulted in less interest accruing and due under the Blue Concept Note. In June 2004, we raised approximately $2.5 million through the sale and issuance of convertible promissory notes that are convertible into 1,733,185 shares of our common stock and warrants to purchase up to 312,500 shares of our common stock that are registered for resale in this prospectus. The proceeds received from this source of financing will be used to fund our continuing operations and for working capital purposes. In addition, we also obtain cash for working capital by utilizing a credit arrangement on our receivables and inventory with CIT Commercial Services, a unit of CIT Group Inc., or CIT. As of May 29, 2004, our loan balance with CIT was $9,316,000 and an aggregate amount of $327,000 of open letters of credit were outstanding. Although we had this liability with CIT as of May 29, 2004 due to the amount of factored receivables, our financial position may change such that there may be the need for us to continue to raise needed funds through a mix of equity and debt financing to fund our operations and working capital. Equity financing will usually result in existing stockholders becoming "diluted," as discussed above. A high degree of dilution can make it difficult for the price of our common stock to rise rapidly, among other things. Dilution also lessens a stockholder's voting power.

We do not know if we will be able to continue to raise additional funding or if such funding will be available on favorable terms. We could be required to cut back or stop operations if we are unable to raise or obtain needed funding.

      Our cash requirements to run our business have been and will continue to be significant.

      Since 1997, our negative operating cash flow and losses from continuing operations have been as follows:

                                 (Negative) positive
                                     Cash Flow
                                    from Operating            (Losses) income
                                    Activities of                   from
                                Continuing Operations      Continuing Operations
                                ---------------------      ---------------------
Fiscal Year Ended:
------------------
November 29, 2003                    ($ 9,857,000)             ($ 8,317,000)
November 30, 2002                     $ 1,504,000               $   572,000
December 1, 2001                     ($   632,000)             ($   618,000)
November 30, 2000                    ($ 4,598,000)             ($ 5,056,000)
November 30, 1999                    ($ 2,124,000)             ($ 1,340,000)
November 30, 1998                    ($ 1,238,000)             ($ 2,267,000)
November 30, 1997                    ($ 1,339,000)             ($ 1,729,000)

      Since November 30, 1997, we have experienced negative cash flow from our operating activities except for the year ending November 30, 2002. As of May 29, 2004, we had an accumulated deficit of approximately $53,523,000.

      Although we have undertaken numerous measures to increase sales and operate more efficiently, we may experience further losses and negative cash flows. We can give you no assurance that we will in fact operate profitably in the future.

We must expand sales of our existing products and successfully introduce new products that respond to constantly changing fashion trends and consumer demands to increase revenues and attain profitability.

      Our success will depend on our ability to expand sales of our current products to new and existing customers, as well as the development or acquisition of new product designs and the acquisition of new licenses that appeal to a broad range of consumers. We have little control over the demand for our existing products, and we cannot assure you that the new products we introduce will be successfully received by consumers. For example, in the past year, we have terminated or ceased production under our licenses to design and market apparel and accessory products for the recording artists and entertainers known as "Bow Wow" and "Eve" and sold under the Shago(R) and Fetish(TM) brand, respectively. Since we acquired these licenses, we spent considerable resources to develop and market each of these brands, which resulted in significant losses. Because of these losses and other factors, we have terminated our license agreement for apparel products with the Fetish(TM) brand and ceased production of our Shago(R) branded apparel and accessory products. Further, due to lack of interest in the consumer marketplace and since we did not have any sales under a license agreement with Mattel, Inc. for Hot Wheels(R) branded adult apparel and accessories, we terminated this license agreement as well in June of 2004.

      Any failure on our part to anticipate, identify and respond effectively to changing consumer demands and fashion trends could adversely affect the acceptance of our products and leave us with a substantial amount of unsold inventory or missed opportunities. If that occurs, we may be forced to rely on markdowns or promotional sales to dispose of excess, slow-moving inventory, which may negatively affect our ability to achieve profitability.

At the same time, our focus on tight management of inventory may result, from time to time, in our not having an adequate supply of products to meet consumer demand and may cause us to lose sales.

A substantial portion of our net sales and gross profit is derived from a small number of large customers.

      Our 10 largest customers accounted for approximately 67% of our gross sales during fiscal 2003. We do not enter into any type of long-term agreements with any of our customers. Instead, we enter into a number of individual purchase order commitments with our customers. A decision by the controlling owner of a group of stores or store or any other significant customer, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease the amount of merchandise purchased from us, or to change their manner of doing business with us, could have a material adverse effect on our financial condition and results of operations.

We are dependent on certain contractual relationships to generate revenues.

      Our sales are dependent to a significant degree upon the contractual relationships we can establish with licensors to exploit, on generally a non-exclusive basis, proprietary rights in well-known logos, marks and characters. Although we believe we will continue to meet all of our material obligations under such license agreements, there can be no assurance that such license rights will continue or will be available for renewal on favorable terms. Failure to obtain new licenses or extensions on current licenses or to sell such products, for any reason, could have a significant negative impact on our business. For the fiscal year ended November 29, 2003 and for the six months ended May 29, 2004, $16,092,000 (or 54%) and $18,290,000 (or 35%), respectively, of our gross revenues were generated from licensed apparel and accessory products.

      We are primarily dependent upon revenues from a certain number of licenses, namely our licenses to produce the Joe's Jeans(R) and Bongo(R) accessory and apparel products. As of May 29, 2004, we recorded $777,000 and $6,707,000 in gross sales of product under our Bongo(R) license and Joe's Jeans(R) license, respectively. We terminated our license agreement for Fetish(TM) apparel products in May 2004, however we continue to have a limited license for Fetish(TM) accessory products through March 31, 2005. Further, we have ceased production for Shago(R) apparel and accessory products under our license agreement and are in discussions with the licensor regarding the future of the Shago(R) brand. While the termination of the Fetish(TM) license agreement and the cessation of production of products under the Shago(R) license agreement will result in a decrease in our overall net sales, the overall effect may result in a negative impact on our business in the second quarter and even extend into future quarters, however, we cannot predict its overall impact on our financial statements.

We are currently dependent on supply and distribution arrangements with Commerce Investment Group, LLC, or Commerce, and its related entities to generate a substantial portion of our revenues.

      During fiscal 2000, we entered into supply and distribution arrangements with Commerce and its affiliated entities, whom we will collectively refer to as the Commerce Group. Under the terms of the distribution arrangements, Commerce purchased our equity securities and we became obligated to manufacture and distribute all of our craft products with the Commerce Group for a two-year period. The distribution arrangements contained an automatic renewal for an additional two-year term. In fiscal 2002, we renewed these arrangements for another two years. In July 2003, we entered into another supply agreement with an Azteca affiliate, AZT International SA de CV, a Mexico corporation, or AZT. Pursuant to this agreement, we are obligated to purchase certain products, particularly the products that are sold by us under our Blue Concept Division acquired on July 17, 2003 from Azteca. In addition, we have verbal agreements with Azteca and/or its affiliates regarding the supply and distribution of our other apparel products, including certain denim products for our branded and private label accessory and apparel lines. We also utilize warehouse space in Los Angeles under a verbal agreement from Azteca, pursuant to which we pay a fee for allocated expenses associated with our use of office and warehouse space and expenses incurred in connection with maintaining such office and warehouse space. These allocated expenses include, but are not limited to, rent, security, office supplies, machines leases and utilities. The loss of our supply and distribution arrangements with the Commerce Group could adversely affect our current supply and distribution responsibilities, primarily because if we, due to unforeseen circumstances that may occur in the future, are unable to utilize the services for manufacturing, warehouse and distribution provided by the Commerce Group, such inability may adversely affect our operations until we are able to secure manufacturing, warehousing and distribution arrangements with other suppliers that could provide the magnitude of services to us that the Commerce Group currently provides.

      Commerce is an entity controlled by Hubert Guez and Paul Guez, who are affiliates of us. On March 5, 2004, after the conversion of the promissory note was approved at the special stockholders meeting into a maximum of 4,166,667 shares, Azteca and the Guez Brothers were initially issued 3,125,000 shares of our common stock with the possible issuance of up to 1,041,667 additional shares of common stock upon the occurrence of certain contingencies described in the Blue Concept APA. Based on a Schedule 13D/A filed by Commerce and/or the Guez Brothers with the SEC on May 18, 2004 and a Form 4 filed on May 20, 2004, the Guez Brothers beneficially own approximately 24.98% of our outstanding common stock in the aggregate. See "Strategic relationship with two of our significant stockholders, Hubert Guez and Paul Guez, and affiliated companies" for a further discussion of our relationship with the Guez Brothers.

      We outsource a substantial amount of our products to be manufactured to Commerce. In fiscal 2003, we purchased approximately $47.9 million in goods and services or 68% of our manufacturing and distribution costs from Commerce Group.

      Should we, due to unforeseen circumstances that may occur in the future, be unable to utilize the services of Commerce Group for manufacturing, warehouse and distribution provided by Commerce Group through our agreements or verbal arrangements, such inability may adversely affect our operations until we are able to secure manufacturing, warehousing and distribution agreements with other suppliers that could provide the magnitude of services that Commerce Group currently provides to us.

The seasonal nature of our business makes management more difficult, severely reduces cash flow and liquidity during parts of the year and could force us to curtail our operations.

      Our business is seasonal. The majority of our marketing and sales activities take place from late fall to early spring. Our greatest volume of shipments and sales occur from late spring through the summer, which coincides with our second and third fiscal quarters. Historically speaking, our cash flow is strongest in the third and fourth fiscal quarters. Unfavorable economic conditions affecting retailers during the fall and holiday seasons in any year could have a material adverse effect on our results of operations for the year. We are likely to experience periods of negative cash flow throughout each year and a drop-off in business commencing each December, which could force us to curtail operations if adequate liquidity is not available. We cannot assure you that the effects of such seasonality will diminish in the future.

The loss of the services of key personnel could have a material adverse effect on our business.

      Our executive officers have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect us. We are currently not protected by a key-man or similar life insurance covering any of our executive officers, nor do we have written employment agreements with our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or President. If, for example, any one of these executive officers should leave us, his or her services would likely have a substantial impact on our ability to operate, on a daily basis because we would be forced to find and hire similarly experienced personnel to fill one or more of those positions, and daily operations may suffer temporarily as a result.

      Furthermore, with respect to Joe's, while we maintain an employment agreement with Joe Dahan, its president, should Mr. Dahan leave Joe's, his experience, design capabilities, and name recognition in the apparel and accessory industry could materially adversely affect the operations of Joe's, because Joe's relies heavily on Mr. Dahan's capabilities to design, direct and produce product for the Joe's brand.

Our business could be negatively impacted by the financial instability or consolidation of our customers.

      We sell our product primarily to retail, private label and distribution companies around the world based on pre-qualified payment terms. Financial difficulties of a customer could cause us to curtail business with that customer. We may also assume more credit risk relating to that customer's receivables. Our inability to collect on our trade accounts receivable from any one of these customers could have a material adverse effect on our business or financial condition. More specifically, we are dependent primarily on lines of credit that we establish from time to time with customers, and should a substantial number of customers become unable to pay their respective debts as they become due, we may be unable to collect some or all of the monies owed by those customers.

      Our current practice is to extend credit terms to a majority of our customers, which is based on such factors as past credit history with us, reputation of creditworthiness within our industry, and timelines of payments made to us. A small percentage of our customers are required to pay by either credit card or C.O.D., which is also based on such factors as lack of credit history, reputation (or lack thereof) within our industry and/or prior negative payment history. For those customers to whom we extend credit, typical terms are net 30 to 60 days. Based on industry practices applicable to our business, financial awareness of the customers with whom we conduct business, and business experience of our industry, our management exercises professional judgment in determining which customers will be extended credit. As of May 29, 2004, we had $1,394,000 in net accounts receivable and due from factor from our customers with an allowance for customer credits.

      Furthermore, in recent years, the retail industry has experienced consolidation and other ownership changes. Some of our customers have operated under the protection of the federal bankruptcy laws. While to date these changes in the retail industry have not had a material adverse effect on our business or financial condition, our business could be materially affected by these changes in the future.

Our business could suffer as a result of manufacturer's inability to produce our goods on time and to our specifications.

      We do not own or operate any manufacturing facilities and therefore depend upon independent third parties for the manufacture of all of our products. Our products are manufactured to our specifications by both domestic and international manufacturers. During fiscal 2003, approximately 13% of our products were manufactured in the United States and approximately 87% of our products were manufactured in foreign countries. The inability of a manufacturer to ship orders of our products in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our financial condition and results of operations. Because of the seasonality of our business, and the apparel and fashion business in particular, the dates on which customers need and require shipments of products from us are critical, as styles and consumer tastes change so rapidly in the apparel and fashion business, particularly from one season to the next. Further, because quality is a leading factor when customers and retailers accept or reject goods, any decline in quality by our third-party manufacturers could be detrimental not only to a particular order, but also to our future relationship with that particular customer.

Our business could suffer if we need to replace manufacturers.

      We compete with other companies for the production capacity of our manufacturers and import quota capacity. Some of these competitors have greater financial and other resources than we have, and thus may have an advantage in the competition for production and import quota capacity. If we experience a significant increase in demand, or if an existing manufacturer of ours must be replaced, we may have to expand our third-party manufacturing capacity. We cannot assure you that this additional capacity will be available when required on terms that are acceptable to us or similar to existing terms which we have with our manufacturers, either from a production standpoint or a financial standpoint. We enter into a number of purchase order commitments each season specifying a time for delivery, method of payment, design and quality specifications and other standard industry provisions, but do not have long-term contracts with any manufacturer. None of the manufacturers we use produces our products exclusively.

      Should we be forced to replace one or more of our manufacturers, particularly a manufacturer that we may rely upon for a substantial portion of its production needs, such as Commerce, then we may experience an adverse financial impact, or an adverse operational impact, such as being forced to pay increased costs for such replacement manufacturing or delays upon distribution and delivery of our products to our customers, which could cause us to lose customers or lose revenues because of late shipments.

If an independent manufacturer or license partner of ours fails to use acceptable labor practices, our business could suffer.

      While we require our independent manufacturers to operate in compliance with applicable laws and regulations, we have no control over the ultimate actions of our independent manufacturers. While our internal and vendor operating guidelines promote ethical business practices and our staff periodically visits and monitors the operations of our independent manufacturers, we do not control these manufacturers or their labor practices. The violation of labor or other laws by one of our independent manufacturers, or by one of our license partners, or the divergence of an independent manufacturer's or license partner's labor practices from those generally accepted as ethical in the United States, could interrupt or otherwise disrupt the shipment of finished products to us or damage our reputation. Any of these, in turn, could have a material adverse effect on our financial condition and results of operations. In particular, the laws governing garment manufacturers in the State of California impose joint liability upon us and our independent manufacturers for the labor practices of those independent manufacturers. As a result, should one of our independent manufacturers be found in violation of state labor laws, we could suffer financial or other unforeseen consequences.

Our trademark and other intellectual property rights may not be adequately protected outside the United States.

      We believe that our trademarks, whether licensed or owned by us, and other proprietary rights are important to our success and our competitive position. In the course of our international expansion, we may, however, experience conflict with various third parties who acquire or claim ownership rights in certain trademarks. We cannot assure that the actions we have taken to establish and protect these trademarks and other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks and proprietary rights of others. Also, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other proprietary rights of ours or that we will be able to successfully resolve these types of conflicts to our satisfaction. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.

We cannot assure the successful implementation of our growth strategy.

      As part of our growth strategy, we seek to expand our geographic coverage, strategically acquiring select licensees and enhancing our operations. We may have difficulty hiring and retaining qualified key employees or otherwise successfully managing the required expansion of our infrastructure in our current United States market and other international markets we may enter. Furthermore, we cannot assure you that we will be able to successfully integrate the business of any licensee that we acquire into our own business or achieve any expected cost savings or synergies from such integration.

Our business is exposed to domestic and foreign currency fluctuations.

      We generally purchase our products in U.S. dollars. However, we source most of our products overseas and, as such, the cost of these products may be affected by changes in the value of the relevant currencies. Changes in currency exchange rates may also affect the relative prices at which we and our foreign competitors sell products in the same market. We currently do not hedge our exposure to changes in foreign currency exchange rates. We cannot assure you that foreign currency fluctuations will not have a material adverse impact on our financial condition and results of operations. For example, we are subject to currency fluctuations in Japan and Hong Kong. In fiscal 2003, our earnings were positively impacted by $154,000 due to currency fluctuations in Japan and Hong Kong. As of May 29, 2004, our earnings were negatively impacted by $97,000 due to currency fluctuations in Japan and Hong Kong.

Our ability to conduct business in international markets may be affected by legal, regulatory, political and economic risks.

      Our ability to capitalize on growth in new international markets and to maintain the current level of operations in our existing international markets is subject to risks associated with international operations. Some of these risks include:

      - the burdens of complying with a variety of foreign laws and regulations,

      -     unexpected changes in regulatory requirements, and

      -     new tariffs or other barriers to some international markets.

We are also subject to general political and economic risks associated with conducting international business, including:

      -     political instability,

      -     changes in diplomatic and trade relationships, and

      -     general economic fluctuations in specific countries or markets.

      We cannot predict whether quotas, duties, taxes, or other similar restrictions will be imposed by the United States, the European Union, Canada, China, Japan, India, Korea or other countries upon the import or export of our products in the future, or what effect any of these actions would have on our business, financial condition or results of operations. Changes in regulatory or geopolitical policies and other factors may adversely affect our business in the future or may require us to modify our current business practices.

We face intense competition in the worldwide apparel and accessory industry.

      We face a variety of competitive challenges from other domestic and foreign fashion-oriented apparel and accessory producers, some of whom may be significantly larger and more diversified and have greater financial and marketing resources than we have. We do not currently hold a dominant competitive position in any market. We compete with competitors such as Kellwood, Jones Apparel Group, and VF Corp. primarily on the basis of:

      - anticipating and responding to changing consumer demands in a timely manner,

      -     maintaining favorable brand recognition,

      - developing innovative, high-quality products in sizes, colors and styles that appeal to consumers,

      -     appropriately pricing products,

      -     providing strong and effective marketing support,

      -     creating an acceptable value proposition for retail customers,

      - ensuring product availability and optimizing supply chain efficiencies with manufacturers and retailers, and

      - obtaining sufficient retail floor space and effective presentation of our products at retail.

      A downturn in the economy may affect consumer purchases of discretionary items, which could adversely affect our sales.

      The fashion apparel and accessory industry in which we operate is cyclical. Many factors affect the level of consumer spending in the apparel, accessories and craft industries, including, among others:

      -     general business conditions,

      -     interest rates,

      -     the availability of consumer credit,

      -     taxation, and

      -     consumer confidence in future economic conditions.

      Consumer purchases of discretionary items, including accessory and apparel products, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in the economies in which we sell our products, whether in the United States or abroad, may adversely affect our sales.

Impact of potential future acquisitions.

      From time to time, we have pursued, and may continue to pursue, acquisitions. Most recently, we acquired our Blue Concept Division from Azteca, which is owned by our affiliates, Mr. Hubert Guez and Mr. Paul Guez. We issued a $21.8 million convertible note for the acquisition, which has increased our long-term debt by over 600%. On March 5, 2004, our stockholders approved the partial conversion of the note into a maximum of 4,166,667 shares of our common stock. As a result of this partial conversion, the note was reduced by $12.5 million to leave a balance of $9.3 million. Additional acquisitions may result in us becoming substantially more leveraged on a consolidated basis and may adversely affect our ability to respond to adverse changes in economic, business or market conditions.

                                 USE OF PROCEEDS

      Each selling stockholder will receive all of the proceeds from the sale of its common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders. We will, however, receive the exercise price with respect to warrants to purchase 312,500 shares of our common stock, when exercised by the selling stockholders who hold them. If all the warrants are exercised, we estimate our net proceeds would be $451,875. Any proceeds received will be used for working capital and other general corporate purposes.

                                 DIVIDEND POLICY

      We have never declared or paid a dividend on our common stock. We intend to retain earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. The declaration of dividends is within the discretion of our board of directors, which will review this dividend policy from time to time. See "Risk Factors - We Do Not Anticipate Paying Any Dividends on the Common Stock."

                              SELLING STOCKHOLDERS

      The table below sets forth information regarding ownership of our common stock by the selling stockholders on July 29, 2004 and the shares of common stock to be sold by them under this prospectus. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. SEC rules require that the number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying the warrants or options held by such person that are currently exercisable or exercisable within 60 days of July 29, 2004 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. As of July 29, 2004, 29,090,390 shares of our common stock were outstanding.

                                               Shares Beneficially Owned
                                                      Prior to the                                 Shares Beneficially Owned
                                                        Offering                                          After Offering
                                               ---------------------------    ----------------     --------------------------
                                                                              Number of Shares
                                                Number of       Percent of      to be Sold in       Number of      Percent of
      Name of Selling Stockholder                 Shares          Class         the Offering         Shares          Class
----------------------------------------        ---------       ----------    -----------------     ---------      ----------
Azteca Production International, Inc.         3,825,000(1)        13.15%          3,125,000          700,000           2.41%

CPR Investors Partnership                       778,595(2)         2.68%            778,595                0              *%

Fred R. Langley                                 834,220(3)         2.87%            834,220                0              *%

Salek Family Trust dated April 21, 1999         432,870(4)         1.49%            432,870                0              *%
                                              ---------                           ---------
TOTAL for Selling Stockholders:               5,870,685                           5,170,685
                                              =========                           =========

----------
*     Represents beneficial ownership of less than 1%.

      (1) Includes (i) 3,125,000 shares offered hereby and held for the account of Azteca Production International, Inc. ("Azteca"), an entity jointly owned by Mr. Hubert Guez and Mr. Paul Guez, as to 1,625,000 such shares which Mr. Hubert Guez exercises sole voting and investment control over and as to 1,500,000 such shares which Mr. Paul Guez exercises sole voting and investment control; and (ii) 700,000 shares held for the account of Azteca, an entity jointly owned by Mr. Hubert Guez and Mr. Paul Guez and as to which such shares Mr. Paul Guez exercises sole voting and investment control.

      (2) Includes (i) a maximum of 653,595 shares issuable in the event of conversion of a convertible promissory note; and (ii) 125,000 shares issuable upon exercise of currently exercisable warrants held for the account of CPR Investors Partnership. The partnership interest of CPR Investors Partnership is owned as follows: (i) 33.33% is owned by P. Ricky Hinchey, as managing general partner; (ii) 33.33% is owned by C. Randy Massey, as general partner; and (iii) 33.34% is owned by Joseph R. Zappa, Jr., as general partner. As managing general partner of CPR Investors Partnership, P. Ricky Hinchey may be deemed to have sole voting power with respect to these shares; however, a majority vote of the general partners is required to exercise the warrants, convert the note or otherwise exercise dispositive power over the shares.

            (3) Includes (i) a maximum of 709,220 shares issuable in the event of conversion of a convertible promissory note; and (ii) 125,000 shares issuable upon exercise of currently exercisable warrants held for the account of Mr. Langley.

            (4) Includes (i) a maximum of 370,370 shares issuable in the event of conversion of a convertible promissory note; and (ii) 62,500 shares issuable upon exercise of currently exercisable warrants held for the account of Salek Family Trust dated April 21, 1999, or Salek Family Trust. In their capacity as trustees of the Salek Family Trust, Sohrab Rob Salek and Fattaneh Salek exercise voting and investment control over the shares held by the Salek Family Trust.

      Except as otherwise disclosed above or in documents incorporated herein by reference, the selling stockholders, have not within the past three years had any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming the selling stockholders sell all of the shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the shares beneficially owned by them, all or a portion of the shares beneficially owned by them in transactions registered under other effective registration.

      The preceding table has been prepared based upon the information furnished to us by the selling stockholders. The selling stockholders identified above may have sold, transferred or otherwise disposed of some or all of their common stock in transactions exempt from the registration requirements of the Securities Act since the dates on which they provided the information regarding the common stock beneficially owned by them. Information concerning the selling stockholder may change from time to time and, if necessary, we will supplement this prospectus accordingly.

                              PLAN OF DISTRIBUTION

      We are registering the shares of common stock on behalf of the selling stockholders. A selling stockholder is a person named on page 16 and also includes any donnee, pledgee, transferee or other successor-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership or limited liability company distribution or other non-sale related transfer.

      The selling stockholders may offer their shares of common stock at various times in one or more of the following transactions:

      o on any U.S. securities exchange on which our common stock may be listed at the time of such sale;

      o     in the over-the-counter market;

      o in transactions other than on such exchanges or in the over-the-counter market;

      o     in connection with short sales; or

      o     in a combination of any of the above transactions.

      The selling stockholders may offer their shares of common stock at prevailing market prices, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may transfer shares to discharge indebtedness, as payment for goods or services, or for other non-cash consideration.

      The selling stockholders may use broker-dealers to sell their shares of common stock. If this occurs, broker-dealers will either receive discounts or commission from the selling stockholder, or they will receive commissions from the purchasers of shares of common stock for whom they acted as agents. These brokers may act as dealers by purchasing any and all of the shares covered by this prospectus either as agents for others or as principals for their own accounts and reselling these securities under the prospectus.

      The selling stockholders and any broker-dealers or other persons acting on the behalf of parties that participate in the distribution of the shares may be considered underwriters under the Securities Act. As such, any commissions or profits they receive on the resale of the shares may be considered underwriting discounts and commissions under the Securities Act.

      As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and any of the selling stockholders with respect to the offer or sale of the shares under this prospectus.

      Certain of the agreements with the selling stockholders contain reciprocal indemnification provisions between us and the selling stockholder to indemnify each other against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

      Pursuant to our Amended and Restated Certificate of Incorporation, we are authorized to issue 40,000,000 shares of common stock, $.10 par value per share. As of July 29, 2004, we had outstanding 29,090,390 validly issued, fully paid and non-assessable shares of common stock.

      Holders of the common stock are entitled to one vote for each share held of record in each matter properly submitted to such holders for a vote. Subject to the rights of the holders of any other outstanding series of stock our board of directors may designate from time to time, holders of common stock are entitled to receive their pro rata share of (i) any dividends that may be declared by the board of directors out of assets legally available therefore, and (ii) any excess assets available upon the liquidation, dissolution, or winding up of our company.

      Our Board of Directors may issue the additional shares of common stock, up to the authorization of 40 million shares, without soliciting additional stockholder approval. The existence of authorized but unissued shares of the common stock could tend to discourage or render more difficult the completion of a hostile merger, tender offer or proxy contest. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in the best interest of the company and its stockholders, the ability to issue additional shares of stock without further stockholder approval could have the effect of rendering more difficult or costly the completion of the takeover transaction, by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Preferred Stock

      Our Amended and Restated Certificate of Incorporation authorizes the issuance of up to 5 million shares of preferred stock with designations, rights and preferences determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without stockholder approval, to issue preferred stock with dividends, liquidation, conversion, voting and other rights that could adversely affect the voting power or other rights of the holders of common stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Innovo. As of July 29, 2004, we had outstanding 4,806,000 validly issued, fully paid and non-assessable shares of preferred stock.

Certain Provisions Relating to Share Acquisitions

      Section 203 of the Delaware General Corporation Law generally prevents a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the transaction is approved by the board of directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%, or (iii) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. The Delaware General Corporation Law provides that a corporation may elect not to be governed by Section 203. We have made no such election and are therefore governed by
Section 203. Such anti-takeover provision may have an adverse effect on the market for our securities.

Indemnification and Limitation of Liability

      Our Amended and Restated Certificate of Incorporation provides that we shall indemnify our officers and directors to the fullest extent permitted by Delaware law, including some instances in which indemnification is otherwise discretionary under Delaware law. The Amended and Restated Certificate of Incorporation also provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the director's fiduciary duty of care to the company and its stockholders. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities for environmental laws.

      At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Transfer Agent and Registrar for our Common Stock and Warrants

      The transfer agent and registrar for our common stock is North American Transfer Company located at 147 West Merrick Road, Freeport, New York 11520, and its telephone number is (516) 379-8501.

                                  LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for our company by our general counsel, Dustin A. Huffine, Esq. Mr. Huffine beneficially owns 5,500 shares of common stock held for his personal account.

                                     EXPERTS

      Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended November 29, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. We also make such documents that we file with the SEC available on our website at http://www.innovogroup.com as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. However, we do not intend that the information available through our website be incorporated into this prospectus.

      We have filed a registration statement on Form S-3 with the SEC to register the offering of the shares of common stock offered pursuant to this prospectus. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all of the information included in the registration statement. For further information about us, this offering and our common stock, you may refer to the registration statement and its exhibits and schedules as well as the documents described herein. You can review and copy these documents at the public reference facilities maintained by the SEC or on the SEC's website as described above.

      This prospectus may contain summaries of contracts or other documents. Because they are summaries, they will not contain all of the information that may be important to you. If you would like complete information about a contract or other document, you should read the copy filed as an exhibit to the registration statement.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be an important part of this prospectus, and information that we file with the SEC at a later date will automatically update or supersede this information. We incorporate by reference the following documents as well as any future filing we will make with the SEC (File No. 0-18926) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, provided, however, we are not incorporating any information furnished under either Item 9 or Item 12 of any Current Report on Form 8-K:

      1. Our annual report on Form 10-K for the fiscal year ended November 29, 2003, as amended by Amendment No. 1 to our annual report on Form 10-K filing filed with the SEC on February 27, 2004 and March 29, 2004;

      2. Our Definitive Revised Proxy Statement on Schedule 14A filed with the SEC on April 29, 2004;

      3. Our Quarterly Report on Form 10-Q for the three and six months ended May 29, 2004;

      4. Our Quarterly Report on Form 10-Q for the three months ended February 28, 2004;

      5.    Our Current Report on Form 8-K filed with the SEC on June 23, 2004;

      6.    Our Current Report on Form 8-K filed with the SEC on June 14, 2004;

      7.    Our Current Report on Form 8-K filed with the SEC on June 3, 2004;

      8.    Our Current Report on Form 8-K filed with the SEC on May 27, 2004;

      9.    Our Current Report on Form 8-K filed with the SEC on May 18, 2004;

      10.   Our Current Report on Form 8-K filed with the SEC on April 26, 2004;

      11.   Our Current Report on Form 8-K filed with the SEC on March 8, 2004;

      12.   Our Current Report on Form 8-K filed with the SEC on December 2,
            2003;

      13. Our description of common stock that is referenced in our registration statement on Form 8-A, File No. 000-18926, filed with the SEC on December 6, 1990 (which incorporates by reference the description of Common Stock that is contained in our Post Effective Amendment No. 6 to Form S-18, File No. 33-25912, filed with the SEC on November 29, 1990), including all amendments or reports filed for the purpose of updating such description.

      You, including any beneficial owner of any security to whom a prospectus is delivered, may request a copy of these filings or any exhibits thereto, at no cost, by writing to or calling Donna Drewrey, Innovo Group Inc., 2633 Kingston Pike, Suite 100, Knoxville, Tennessee 37919, telephone 865-546-1110.

                           FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus contain both historical and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not statements of historical fact but rather reflect our current expectations, estimates and predictions about future results and events. These statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project" and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions, including but not limited to, risks, uncertainties and assumptions discussed in this prospectus. Factors that can cause or contribute to these differences include those described under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward looking statements include, but are not limited to, statements regarding the following: growth opportunities and increasing market share, earnings estimates, future financial performance and other matters. Although we believe that the expectations contained in these forward-looking statements are reasonable, you cannot be assured that these expectations will prove correct.

      If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus and the documents incorporated by reference in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should carefully review and consider all information, including the information included in the section entitled "Risk Factors" and the financial statements and the notes to the financial statements and related disclosures incorporated by reference in this prospectus before making an investment decision. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

                              CAUTIONARY STATEMENTS

      No person has been authorized to give any information or to make any representation not contained in this prospectus in connection with this offering of common stock and, if given or made, no one may rely on such unauthorized information or representations. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the common stock to which it relates, or an offer to sell or the solicitation of an offer to buy such securities in any jurisdiction in which such offer or solicitation may not be legally made. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date.

                                5,170,685 SHARES

                                INNOVO GROUP INC.

                                  COMMON STOCK

                                  ------------
                                   PROSPECTUS
                                  ------------

                                 August 6, 2004